Mail Stop 4561

January 29, 2009

Ronald W. Hovsepian
President and Chief Executive Officer
Novell, Inc.
404 Wyman Street, Suite 500
Waltham, MA 02451
Via facsimile also at: (781) 464-8100

>   **Re: Novell, Inc.**
>   **Form 10-K for the Fiscal Year Ended October 31, 2008**
>   **Filed on December 23, 2008**
>   **File No. 000-13351**

Dear Mr. Hovsepian:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

1.   We are unable to locate a separately-captioned section in your filing discussing your off-balance sheet arrangements, as called for by Item 303(a)(4) of Regulation S-K. Based upon our review, it appears that you do not have any off-

balance sheet arrangements. Please confirm. In addition, please consider adding an appropriate statement to this effect in future filings.

Item 9A. Disclosure Controls and Procedures

Effectiveness of Disclosure Controls and Procedures, page 114

2.   You state that your chief executive and financial officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by your Form 10-K, but you also state that a "controls system cannot provide absolute assurance… that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected." The meaning of this language as it relates to your management's effectiveness conclusion is unclear. Please confirm, if true, that your disclosure controls and procedures were in fact effective as of the end of the period covered by your Form 10-K. In addition, please clarify in future filings whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive and financial officers concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of the end of the applicable period. Alternatively, you may remove from future filings the discussion of the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Changes in Internal Control Over Financial Reporting, page 115

3.   We note that you have included the word "None" under the above-referenced heading to indicate that the company believes it has no information that it is required to disclose pursuant to Item 308(c) of Regulation S-K. In future filings, please provide a brief statement clarifying, if true, that there were no changes in your internal controls over financial reporting during the applicable period that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Katherine Wray, Staff Attorney, at (202) 551-3483 if you have any questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director